Exhibit (p)

STONE RIDGE RESIDENTIAL REAL ESTATE INCOME FUND I, INC.

SUBSCRIPTION AGREEMENT

FOR SEED CAPITAL

This Subscription Agreement for Seed Capital (the “Agreement”) is made as of the 7th day of May, 2019 between Stone Ridge Asset Management LLC, a Delaware limited liability company (“Stone Ridge”), and Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”).

WHEREAS, the Fund wishes to sell to Stone Ridge, and Stone Ridge wishes to purchase from the Fund, 10,000 common shares of beneficial interest, $0.001 par value per share, of the Fund, at a purchase price of $10.00 per share, (collectively, the “Shares”); and

WHEREAS, Stone Ridge is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by Section 14(a)(1) of the Investment Company Act of 1940, as amended, in order for the Fund to conduct a public offering of its shares;

NOW, THEREFORE, the parties hereto agree as follows:

1.

Simultaneously with the execution of this Agreement, Stone Ridge shall tender to the Fund the amount of $100,000 in full payment for the Shares, receipt of which is hereby acknowledged by the Fund; and

2.	Stone Ridge agrees that it is purchasing the Shares for investment purposes and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Lauren Macioce
Name:	Lauren Macioce
Title:	Secretary

STONE RIDGE RESIDENTIAL REAL ESTATE INCOME FUND I, INC.

By:	/s/ Anthony Zuco
Name:	Anthony Zuco
Title:	Treasurer